NSAR ITEM 77C

Van Kampen American Capital High Income Trust II (VLT)


(a)	An Annual Meeting of Shareholders was held on May 28, 1997.

(b)	The election of Trustees of Van Kampen American Capital High Income
        Trust II (the "Trust") included:

	Rod Dammeyer and Wayne W. Whalen

(c)	The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                 For     6,224,172                       Against  163,850

        4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP as Independent Public Accountants for its Current Fiscal Year.

                 For     6,410,575                       Against 42,589